SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Force Protection, Inc.

(Name of Subject Company (Issuer))

Falcon Acquisition Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq.

Senior Vice President, General Counsel and Secretary

General Dynamics Corporation

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

(703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jeffrey R. Shuman, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$358,738,077	$41,111.39

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $5.52, the per share tender offer price, by the 64,988,782 outstanding shares of common stock of Force Protection, Inc. (including 1,279,651 outstanding time vested restricted shares and 691,550 outstanding performance-based restricted shares) as of November 4, 2011.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,111.39	Filing Party: General Dynamics Corporation and Falcon Acquisition Corp.
Form or Registration No.: 005-54295	Date Filed: November 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 18, 2011 by (i) Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), and (ii) Parent (as previously amended and supplemented, the “Initial Schedule TO” and which, together with this Amendment No. 3, collectively constitute this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company”), that are issued and outstanding, at a price per Share of $5.52, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Initial Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

This Amendment No. 3 is being filed to amend and supplement Items 1-11 and Item 12 as reflected below.

Items 1-11.

Item 11 is hereby amended and supplemented by adding the following:

“Parent received early termination of the waiting period under the HSR Act on the afternoon of December 15, 2011. With early termination under the HSR Act, the HSR Condition necessary for the completion of the Offer has been satisfied. Completion of the Offer remains subject to the other conditions to the Offer as set forth in “Section 15—Conditions to the Offer” of the Offer to Purchase. The press release announcing, among other things, early termination of the waiting period under the HSR Act is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

The Offer to Purchase is hereby amended and supplemented as follows:

A.	Adding at the end of “Section 16—Certain Legal Matters; Regulatory Approvals—Antitrust—U.S. Antitrust Laws” the following paragraph:

“Parent received early termination of the waiting period under the HSR Act on the afternoon of December 15, 2011. With early termination under the HSR Act, the HSR Condition necessary for the completion of the Offer has been satisfied.”

B.	Adding to the end of “Section 16—Certain Legal Matters; Regulatory Approvals—Certain Litigation” the following paragraph:

“At a hearing on December 15, 2011, the Eighth Judicial District Court in and for the County of Clark, State of Nevada, denied a motion of the plaintiffs’ in In re Force Protection, Inc. Shareholder Litigation to enjoin the transactions contemplated by the Merger Agreement.”

Item 12.	Exhibits

Item 12 of the Initial Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release of General Dynamics, dated December 16, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

GENERAL DYNAMICS CORPORATION

By:	/s/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Senior Vice President, General Counsel and Secretary

FALCON ACQUISITION CORP.

By:	/s/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on November 18, 2011, incorporated herein by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(H)	Email from Assistant Corporate Secretary of Force Protection, Inc., to certain employees of Force Protection, Inc., dated November 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Force Protection, Inc. filed November 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011, as amended.

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of General Dynamics Corporation, dated November 7, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of General Dynamics Corporation filed November 7, 2011.

(a)(5)(B)	Press Release of General Dynamics Corporation, dated December 16, 2011.*

(b)(1)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit 2.1 to the second Current Report on Form 8-K of Force Protection, Inc. filed November 7, 2011.

(d)(2)	Confidentiality Agreement dated as of October 13, 2010, as amended by an amendment, dated as of October 11, 2011, between the Company and General Dynamics Land Systems Inc., incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011.

(d)(3)	Amendment No. 1 to the Merger Agreement, dated as of November 30, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit (d)(3) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed December 1, 2011.

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.